INVEST IN **LIVE BFF**

Driving down the cost of home ownership through our automated and robotic home building process



Live BFF
Better Future Forever
BFF
DRIVE

livebff.com Las Cruces NM

Manufacturing | Service | Infrastructure & Construction

Featured Investors



Andrew Sigle

Syndicate Lead

Follow

1 follower

I believe that Live BFF is on the right path for sustainable homes in America! The housing crisis appears to be a very large problem in our country, and this idea that Live BFF has come up with will be a great solution. The team that is put in place, has a great deal of prior experience, and with Justin running the show, this company will go very far. I feel that I can provide a great deal of experience to this team as well. I am very excited for the future of Live BFF and to be part of team!

Invested $5,000 this round

Highlights

1. CEO has delivered multimillion dollar engineering projects with Fortune 10 companies.
2. Construction on the first studio home prototype has already begun.
3. Marketing team has amassed over 100m viral views & led marketing for a project w/ a $350m valuation.

4 Construction team is working full time to further development of the homes.

Our Team



Justin Armendariz President

Physics First Principles Engineer solving complex problems for fortune 100 companies. Created patented products saving a single customer over $80m per year.



Sam Friesema Director of Design

Successful designer and thought leader for hundreds of building projects over the past 20 years.

LIVE BFF is making living more affordable and accessible through an assembly line building process.


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LIVE BFF
BETTER FUTURE FOREVER


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OUR MISSION:
To provide sustainable and affordable access to homes for everybody on Mother Earth.
WWW.LIVEBFF.COM


THE HOUSING MARKET IS A MESS.
Dont believe us? Take a look.


Monthly Budget
ONCE I WAS LIKE YOU
$363,000
Average home price in June 2023
150 Million
Global Homeless Population
50% of Income
Over 10 million Americans spend 50% if their income on rent
WWW.LIVEBFF.COM


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DON'T WORRY, WE'VE GOT YOU COVERED.
LIVE BFF is reinventing the home engineering process and solving the housing crisis, for good. With our extensive background in construction, automation, and engineering, we have created a manufacturing process that has redefined the home building process.
Our process is revolutionary, efficient, and produces the highest quality minimalistic homes on the market today. We have taken the archaic process of building homes and improved it significantly.
WWW.LIVEBFF.COM


HOME BUILDING IS ARCHAIC.
With our new home building process, you can own the home of your dreams, affordably.
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WWW.LIVEBFF.COM


REDESIGNING THE HOME BUILDING PROCESS
• Your house will be built on an assembly line and delivered to the location of your choice.
• Our homes are set to disrupt the housing market, coming in at a projected price under $99,000.
• Our industry leading architects and engineers have resigned the home building process.
WWW.LIVEBFF.COM
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PROJECTIONS
COST
$75,000
CONSTRUCTION TIME
7 Days
LIVABLE WITHIN
2 Weeks
WWW.LIVEBFF.COM
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Roadmap: Phase 1
Establish social media presence and begin crowdfunding campain
✓COMPLETE
Begin prototype construction
✓COMPLETE
Establish Prototypes in Austin, Las Vegas, Pheonix
•IN PROGRESS
Build 1000 homes to collect data and feedback from investors
•IN PROGRESS
Private Launch
•IN PROGRESS
Viral Marketing Campaign
PLANNING
Partner with other industry leaders
PLANNING
Create Manufacturing facility and scale worldwide
PLANNING


President
Justin Armendariz

Our Founder

Justin Armendariz is a Physics First Principle Engineer solving complex problems for furtune 500 combanies. He has created patented products and saving a single customer over $80m per year.

He has worked in construction, engineering and housing for multiple decades. He scaled and sold construction companies grossing over 50 million dollars in revenue.

WWW.LIVEBFF.COM


READY TO INVEST?
A minimum investment of $100 will unlock access to our exclusive investor group. Not only that you'll become part of our mission to provide sustainable and affordable access to homes for everybody on Mother Earth.
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Questions? Email ir@BFFINC.com